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    FORM 6-K

    SECURITIES AND EXCHANGE COMMISSION
    Washington, D.C.  20549



    REPORT OF FOREIGN ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



    For February 16, 1999 March 12, 1999 March 29, 1999 April 1,
        1999 April 8, 1999 April 9, 1999


    NAM TAI ELECTRONICS, INC.
    (Registrant's name in English)




 Unit 9, 15/F, Tower 1
 China Hong Kong City, 33 Canton Road
 TST, Kowloon, Hong Kong

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NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: INVESTOR@NAMTAI.COM
WEB SITE: WWW.NAMTAI.COM


      NAM TAI ELECTRONICS, INC. RAISES ANNUAL DIVIDEND TO $0.32 FROM $0.28
                  -- DIVIDENDS OF $0.08 TO BE PAID QUARTERLY -

VANCOUVER, CANADA February 16, 1999 -- Nam Tai Electronics, Inc. ("Nam Taill or the "Company") (NASDAQ/NM: NTAIF and NTAWF) today announced that for the sixth consecutive year it is increasing its dividend. The annual dividend will increase to $0.32 per share for 1999 compared to $0.28 per share for 1998. The Company will pay dividends on a quarterly basis, commencing with the first quarter 1999 dividend of $0.08 per share to be paid on or before April 16, 1999 to all shareholders of record at the close of business on March 31, 1999.

Previously, the Company declared annual dividends of $0.01, $0.015, $0.03, $0. 10, and $0.28 per share in 1994, 1995, 1996, 1997 and 1998, respectively.

"We are confident that Nam Tai's results will rebound strongly in 1999 and the increase in the dividend is intended to show our confidence in this positive outlook, especially for the second half of the year" announced Mr. Tadao Murakami Chairman. "The Company's strong operating cash flow in 1998 of $20.3 million, or 20% of sales, allows the Company to reward our shareholders by increasing the 1999 quarterly dividend to $0.08 per share. Record and payment dates for each remaining quarterly dividend in 1999 will be announced shortly after the release of each quarter's results."

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business -Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997. For example the forward-looking statement that Nam Tai's results will rebound strongly in 1999 could change if customer orders do not materialize as is currently expected.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

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NEWS RELEASE
CONTACT: MARK WASLEN, TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: INVESTOR@NAMTAI.COM


             NAM TAI ELECTRONICS, INC. ANNOUNCES NEW STOCK & WARRANT TRADING SYMBOLS AND CONFIRMS DATE FOR ANNUAL GENERAL MEETING


VANCOUVER, CANADA March 12, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM: NTAI and NTAIW) announced that effective at the opening of trading on The Nasdaq Stock Market today, the Company's stock symbol will change from NTAIF to NTAI and warrants symbol will change from NTAWF to NTAIW.

The Company also confirms that the Annual General Meeting of shareholders will be held on Friday, June 11, 1999 at 11:30 a.m. at the Peninsula Hotel in New York City. The record date is on April 26, 1999.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include personal organizers, personal digital assistants, linguistic products, calculators, smart card readers, and various components that are used in telecommunication products, electronic toys, and household appliances. For more information, please visit our web site at www.namtai.com.

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NEWS RELEASE
CONTACT: MARK WASLEN, TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: INVESTOR@NAMTAI.COM


          NAM TAI ELECTRONICS, INC. ANNOUNCES NEW CUSTOMER AND PRODUCT

VANCOUVER, CANADA March 29, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) has been appointed by Legend for product manufacturing and processing. With the Company's advanced facilities and experience in consumer electronics product manufacturing, the international standard of Tian Ji 1000 will be assured. Announced by Legend in its January 27, 1999 press release in Hong Kong.

Legend Holdings Limited ("Legend") (Hong Kong Stock code: 992) announced the product launch of the "Tian Ji" 1000 palm-sized PCs. In addition, it also signed a cooperative agreement with Microsoft (China) Research and Development Centre ("Microsoft") to pre-install the Chinese Window CE in its palm-sized PCs. Legend and Microsoft will at the same time set up a strategic alliance with over 10 PRC software companies, jointly working on the WIN CE platform to develop Chinese application software.

Legend's "Tian Ji" 1000 is the first palm-sized PC to be developed and designed by a PRC company. Currently, Legend has 30 R&D engineers in Beijing, focusing on the design and development of hard/software for such product. The "Tian Ji" 1000 has pre-installed several different advance features, becoming the archetype of palm-sized PCs in the PRC market.

In addition, Legend has entered into a strategic cooperative agreement with Microsoft for the development of WIN CE. Under the terms of the agreement, all Legend's palm-sized PCs will be pre-installed with Chinese WIN CE software. Legend is the first IT Company in the PRC to adopt the WIN CE software. The agreement demonstrates the cooperation between Legend and Microsoft which is being extended from desktop PCs to the non-PC area.

In conjunction with the cooperative agreement, Legend and Microsoft, will set up a strategic alliance with over 10 PRC software companies - Legend's Palm-Sized PCs Development Association, jointly working on the WIN CE platform, to develop Chinese application software for palm-sized PCs that will be suitable for the PRC market.

"Nam Tai's experience in consumer electronics product manufacturing, our advanced facilities, and our high quality standards helped secure our assignment to manufacture Legend's Tain Ji 1000 product", commented Mr. Murakami, Nam Tai's Chairman. "Nam Tai's Original Design Manufacturing department is also developing a more advanced model with added features. We believe that this project successfully demonstrates our strength in both product development and

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manufacturing capabilities and signals Nam Tai's entry as an OEM/ODM manufacturer for consumer electronic products in the China market."

Repurchase Program Update

As of March 26, 1999, including a block purchase of 307,700 shares from one of Nam Tai's institutional holders, the Company has successfully repurchased 1,791,200 shares at an average price of $13.93. To achieve its previously announced repurchase target of 2,000,000 shares, the Company will continue to buy shares from time to time at market prices in the open market in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors.

Albatronics Update

Nam Tai's three representatives on Albatronics (Far East) Company Limited's ("Albatronics") Board of Directors, namely, Messrs. Tadao Murakami, Ming Kown Koo, and Shigeru Takizawa resigned as directors of Albatronics as a result of Albatronics' difficulty in reaching an agreement with the Bank Group, its major trade creditor and Nam Tai relating to the restructuring of Albatronics' unsecured indebtedness. On September 12, 1998, Nam Tai signed an agreement to acquire Albatronics by subscribing for slightly over 50% of the outstanding shares of Albatronics for approximately $10 million (the "Subscription Agreement"). This amount was written off by Nam Tai in 1998 as a result of Albatronics' financial difficulties and the possibility of Albatronics being wound up within a relatively short period.

Nam Tai has also commenced legal proceeding against Albatronics seeking compensation to recover its investment claiming damages for breach of representations, warranties and undertakings contained in the Subscription Agreement.

Payment of First Quarter Dividend

Nam Tai will pay its first quarter 1999 dividend of $0.08 per share on or before April 16, 1999 to shareholders of record at the close of business on March 31, 1999.

First Quarter News Release

The Company Plans to release its first quarter 1999 financial results on or before May 10, 1999.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

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NEWS RELEASE
CONTACT: MARK WASLEN, TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: INVESTOR@NAMTAI.COM


            NAM TAI ELECTRONICS, INC. ANNOUNCES LETTER OF INTENT TO RESTRUCTURE ABATRONICS' BANK DEBT AND PRINCIPAL TRADE DEBT


VANCOUVER, CANADA April 1, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai " or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that a legally non-binding letter of intent was signed by Albatronics (Far East) Company Limited ("Albatronics"), a majority (in number) of its bankers, its major trade creditor and Nam Tai to restructure Albatronics' unsecured bank debt and trade debt with its major trade creditor and to extend Albatronics' existing distributorship relationship with its major trade creditor for five years. Implementation of the terms of the letter of intent are subject to the satisfaction of a number of conditions between April 1 and May 31, 1999, including regulatory approval, approval by Albatronics' independent shareholders, acceptance of the terms by all of Albatronics' affected bankers and the signing of definitive agreements by the parties.

Under the proposed agreement, Albatronics' unsecured bank indebtedness, totaling approximately $42,580,000, would be satisfied in exchange for equity in Albatronics, the transfer of a portion of Albatronics' interest in one of its affiliates, interest free convertible debt repayable from a portion of Albatronics' net profits and a relative small cash payment. Specifically,

- Approximately $20,000,000 of unsecured debt would be satisfied in exchange for the issuance to the banks of 442,860,000 new shares of Albatronics at a price of $0.045 (HK$0.35) per share;

- Approximately $9,680,000 of unsecured debt would be satisfied through the transfer to the banks of one-half of Albatronics' 21.74% equity interest in its affiliate, Shanghai Albatronics Co., Ltd. (a publicly listed company on the Shanghai Stock Exchange);

- Approximately $10,320,000 of unsecured indebtedness would be satisfied through the issuance by Albatronics to the banks of interest free convertible debt that would be repayable out of 30% Albatronics' net after-tax profits and would, at the election of the banks, be convertible into the common shares of Albatronics at a price of $0.065 (HK$0.50) per share; and

- Approximately $2,580,000 would be repaid to the banks in cash.

In addition to the banks' compromises under the proposed agreement, Albatronics' major trade creditor would agree to convert its unsecured trade indebtedness totaling approximately

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$34,190,000 into interest free debt that would be repayable out of 30%
Albatronics' net after-tax profits. In conjunction with the debt conversion, the major trade creditor would agree to extend the two current distributorship agreements and one sales representative agreement with Albatronics for five years.

Under the proposed agreement, Nam Tai would invest approximately $9,680,000 into Albatronics by subscribing for an additional 750,000,000 common shares of Albatronics at a price of $0.013 (HK$0.10) and would loan Albatronics an additional approximately $3,870,000 in the form of new interest free and convertible debt that would, at the election of Nam Tai, be convertible into the common shares of Albatronics at a price of $0.013 (HK$0.10). Nam Tai would also agree that as long as any amount remains outstanding under the interest free debt due to Albatronics' major trade creditor, Nam Tai would maintain its majority ownership of the common shares of Albatronics. Pending the finalization and execution of the definitive compromise agreements among the parties, Nam Tai has agreed not to take any further steps regarding legal proceedings previously commenced against Albatronics (announced on March 29, 1999) until May 31, 1999.

If the proposals specified in the letter of intent are consummated, Albatronics would have approximately 1.593 billion shares outstanding of which Nam Tai would own approximately 59.6%, Albatronics bankers would own approximately 27.8%, and Albatronics' existing management and the public would own approximately 12.6%. On a fully diluted basis, including the convertible debt, Nam Tai would own approximately 60.9% of Albatronics' shares, Albatronics' bankers would own approximately 29.4% and Albatronics existing management and the public would own approximately 9.7%.

"Although the restructuring of Albatronics is not yet finalized, I would like to thank all of Albatronics' creditors, including its bankers and trade creditors for the patience they have demonstrated in support of our attempt to reach a compromise," commented Mr. Tadao Murakami, Nam Tai's chairman.

When Nam Tai released its unaudited financial statements for the fourth quarter and year ended December 31, 1998 on February 8, 1999, it did not account for Albatronics on a consolidated basis due to what then appeared to be a strong likelihood that Albatronics would be liquidated and wound up within a relatively short period of time. For the same reasons, it did not account for Albatronics on a consolidated basis in its consolidated financial statements that were filed with the United States Securities and Exchange Commission on March 31, 1999 with its Annual Report on Form 20-F for the year ended December 31, 1998. Instead, Nam Tai wrote down its investment in Albatronics to a nominal value. In both its prior announcement of its 1998 financial statements and in its Form 20-F, Nam Tai stated that if a restructuring agreement were reached, its financial statements may be restated to consolidate them with those of Albatronics.

If the restructuring agreements contemplated by the letter of intent announced today are consummated, Nam Tai plans to restate its financial statements at and for the year ended December 31, 1998 to consolidate them with Albatronics' consolidated financial statements.

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Under those circumstances Nam Tai would restate its 1998 financial statements to consolidate Albatronics' results since December 1, 1998 and its balance sheet as at December 31, 1998 with Nam Tai's financial statements for the year ended December 31, 1998. This would mean in the case of its 1998 financial statements that Nam Tai would restate its 1998 financial statements to consolidate Albatronics' results since December 1, 1998 and its balance sheet at December
31, 1998 with Nam Tai's 1998 financial statements for the year ended December
31, 1998. Although Nam Tai's 1998 net income and earnings per share would not change from the $3,529,000 and $0.34 it reported in its Form 20-F for the year ended December 31, 1998 (i.e., the provision for impairment in value of $8.27 million would not be reversed irrespective of consolidation), all of Albatronics' sales and expenses during December 1998 of $17.6 million and $19.3 million, respectively, would be included in Nam Tai's statements of income for the year ended December 31, 1998. In addition, Nam Tai's Consolidated Balance Sheet at December 31, 1998 would be materially altered to include Albatronics' assets and liabilities. Other financial ratios and measures, including gross profit margin, net profit margin, cash to current liabilities, total assets to total liabilities, and the amount of long-term debt, would be materially adversely affected upon a consolidation of results.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com

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NEWS RELEASE
CONTACT: MARK WASLEN, TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: INVESTOR@NAMTAI.COM
WEB SITE: WWW.NAMTAI.COM


           NAM TAI ELECTRONICS, INC. ANNOUNCES EXTENSION AND INCREASE
                           OF SHARE REPURCHASE PROGRAM

VANCOUVER, CANADA April 8, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that its Board of Directors has increased the maximum number of common shares that may be repurchased under the Company's repurchase program from 2,000,000 to 3,000,000 common shares. In addition, the share repurchase program is extended to December 31, 1999.

On January 13, 1998 Nam Tai announced the Board of Directors had approved a share repurchase program to buy-back up to an aggregate of 1,000,000 common shares of the Company in the open market, from time to time, at prevailing market prices. On July 2, 1998, the Company increased the maximum number to 2,000,000 common shares. On January 7, 1999, the Company announced the extension of the repurchase program for an additional six months. Today's announcement is an extension of the previous announcements.

To date, the Company has repurchased 1,831,200 common shares. The share repurchase program is expected to continue until December 31 1999, in accordance with SEC Rule lOb-18, unless extended or shortened by the Board of Directors.

"The Company's share repurchase program is being increased and extended because the Board of Directors do not believe the current market price of the common shares reflects the long-term potential of the Company" commented Tadao Murakami, Chairman of the Company.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household products. Further information is available from Nam Tai's web site at www.namtai.com.

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NEWS RELEASE
CONTACT: MARK WASLEN, TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL: investor@namtai.com


                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                       UPDATE ON ALBATRONICS RESTRUCTURING


VANCOUVER, CANADA April 9, 1999 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced an update on the restructuring of Albatronics (Far East) Company Limited ("Albatronics"), a 50% plus owned subsidiary of Nam Tai. On April 1, 1999 the Company and a majority of Albatronics' bankers signed a letter of intent to restructure Albatronics' unsecured bank debt. Implementation of the terms of the letter of intent requires, among other conditions, acceptance by all of Albatronics' affected bankers. To date, two of Albatronics' bankers are not able to sign the letter of intent and they are requesting further discussions and negotiations.

As Albatronics has severe cash flow problems, it faces great difficulties and may be liquidated within a very short period of time if these remaining bankers do not sign the letter of intent. The Company is patiently waiting for their final decision.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

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The Registrant hereby incorporates this Report on Form 6-K into its Registration
Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.


                         For and on behalf of
                         Nam Tai Electronics, Inc.


                         /s/ TADAO MURAKAMI
                         ------------------------
                         Tadao Murakami, Chairman

Date: April 21, 1999